ARTICLES OF INCORPORATION OF CLIPPER FUND, INC.

ONE: The name of this corporation is Clipper Fund.

TWO: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may organize under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THREE: The name of this corporation's initial agent for services of process in this State is: C T Corporation System

FOUR: This corporation is authorized to issue one class of shares of stock; the total number of said shares is 200,000,000.

Dated: December 1, 1983

H. Deane Wong

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

/s/
H. Deane Wong